SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of                      September                        , 2005

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: September 22, 2005

	By:	"S.A. FISH"
(Signature)

S.A. FISH, Vice President
(Name and Title)

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
THURSDAY, SEPTEMBER 22, 2005

Shell Canada provides operational update for its Oil Products segment

Calgary, Alberta - Shell Canada provides the following operational update for its Oil Products refining and marketing business segment.

The previously announced planned turnaround at Scotford Refinery near Edmonton started on schedule in early September. Work has progressed well and the refinery is expected to resume operations at the end of the month. At Montreal East Refinery, unplanned maintenance work on a compressor in a hydro-cracker unit has resulted in reduced throughputs and higher black oil yields. Work on this compressor will likely continue until late October. Despite these issues, adequate supplies of product have been and continue to be available to meet customer needs.

Market factors have compounded the impact of these maintenance activities. Additional supplies of gasoline were purchased at high spot prices and strong light oil refining margins have been offset by lower black oil and benzene margins than were realized earlier in the year. Marketing margins have continued to be severely compressed due to rapidly rising crude costs. As a result, third quarter 2005 earnings for Oil Products will be lower than the current high light oil refining margins would suggest.

Media Inquiries:	Investor Inquiries:
Janet Rowley	Jim Fahner
General Manager, Public Affairs	Manager, Investor Relations
(403) 691-3899	(403) 691-2175

This document contains “forward-looking statements” based upon current expectations, estimates and projections of future production, project startup and future capital spending.  Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of regulatory applications, refining margins, oil and gas production levels, references to resources and reserves estimates.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), demand for oil, gas and related products, disruptions in supply, project schedules, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Corporation.